NOTES TO FINANCIAL STATEMENTS


Note 1

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of the company as of March 31, 1994, and the results of operations and the cash flows for the three months ended March 31, 1994 and 1993. As discussed in Notes 2, 3, and 4, the company emerged from its bankruptcy proceedings on April 14, 1994, with an effective date for accounting purposes of March 31, 1994. Accordingly, the March 31, 1994 accompanying consolidated balance sheet represents the financial position of the reorganized Lone Star as of the effective date. The property, plant and equipment balances of reorganized Lone Star are based on preliminary fair market value appraisals, and are subject to changes as appraisals are finalized. The financial statements contained herein should be read in conjunction with the financial statements and related notes filed on Form 10-K, for the year ended December 31, 1993. The company's operations are seasonal and, consequently, interim results are not necessarily indicative of the results to be expected for a full year. In addition, having operated for over three years in bankruptcy, results of operations prior to emergence from bankruptcy are not indicative of results of operations outside of Chapter 11 proceedings.


Note 2 - Reorganization

In November 1989, in an effort to improve the company's operating results and to generate cash to pay maturing debt obligations, the company implemented a restructuring program involving the sale of certain marginal operations and facilities. Although progress was made in implementing the restructuring program, depressed economic conditions and the shortage of financing available to potential buyers during 1990 impeded the company's ability to complete the sale of all assets within the time frame and at the values estimated in 1989. In addition, during the fourth quarter of 1990, the company was unable to secure short-term borrowing arrangements, at acceptable terms and conditions, following the termination of its revolving-credit agreement and its agreement with financial institutions to sell trade receivables in November 1990. Without such financing or other sources of cash, the company probably would have been in default under its long-term debt agreements in the first quarter of 1991. The company decided to seek reorganization under Chapter 11 of Title 11 of the United States Code ("Chapter 11") to achieve a long-term solution to its financial, litigation and business problems. On December 10, 1990 (the "petition date"), Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries filing on December 21, 1990) ("filed companies"), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and have been operating their respective businesses as debtors-in-possession.

On February 17, 1994, with the approval of all classes of creditors and equity holders, the Bankruptcy Court confirmed the Lone Star Plan of Reorganization ("the plan"). On April 14, 1994, the plan became effective, and distributions to creditors and shareholders commenced (as provided by the plan, a reserve for approximately $40,000,000 in disputed unresolved claims has been established). In accordance with the confirmed plan, certain core cement, ready-mixed concrete and construction aggregates operations will constitute the reorganized Lone Star. Other non-core assets of the company including the Nazareth, Pennsylvania cement plant, the Santa Cruz, California cement plant and the company's interest in the RMC LONESTAR, Hawaiian Cement and Lone Star Falcon joint ventures and certain surplus real estate have been transferred to Rosebud Holdings, Inc., a liquidating subsidiary and its subsidiaries (collectively "Rosebud") for sale and the distribution of the proceeds of sale, and of certain litigation which has also been transferred to Rosebud, for the benefit of creditors (See Note 5).

The company's plan provided for total allowed and reserved claims of $590,944,000, which the company expects to be reduced to approximately $584,016,000 when all claims are finalized. The plan provided for allowed and reserved secured claims of $435,000, allowed and reserved priority claims of $5,676,000, and allowed and reserved convenience claims (under $5,000) of $2,152,000, to receive full payment in cash. The plan also provided for allowed and reserved unsecured claims of $575,753,000, to receive their pro rata share of (i) $192,188,000 in cash, (ii) $78,000,000 ten year 10% senior unsecured notes of the reorganized company, (The company's March 31, 1994 balance sheet includes accrued interest of $1,300,000 for the period from February 1, 1994 through March 31, 1994 per the terms of the senior unsecured notes agreements) (iii) $138,118,000 secured asset proceeds notes of Rosebud, to be paid out of the proceeds from the disposition of its assets (See Note 5) and (iv) 85.0% of the common stock of reorganized Lone Star. The aggregate recovery on unsecured claims will depend on the ultimate value of the common stock, the senior notes, and the secured notes (the value of the secured notes will reflect the sums realized from the disposition of assets of Rosebud).

Holders of preferred stock received their pro rata share of 10.5% of the common stock of reorganized Lone Star and 1,250,000 warrants to purchase common stock of the reorganized Lone Star. The holders of common stock of Lone Star received the balance of the reorganized company's common equity and 2,753,333 warrants to purchase common stock in the reorganized Lone Star. The warrants are exercisable through December 31, 2000, and provide for the purchase of shares of the common stock of reorganized Lone Star at a price of $18.75 per share.

In addition, in accordance with its plan of reorganization, as part of the agreement with the Pension Benefit Guaranty Corporation ("PBGC") the company has granted the PBGC a mortgage on the Oglesby plant, and a security interest in the Kosmos
Cement   Company  partnership,  to  secure  its  future   pension
obligations.


Note 3 - Basis of Presentation

As of the effective date of the plan, the sum of allowed claims plus post-petition liabilities of the company exceeded the value of its preconfirmation assets. In addition, the company experienced a change in control as pre-reorganization equity holders received less than 50% of the new Lone Star common stock issued pursuant to the plan. Therefore, in accordance with AICPA Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP No. 90-7"), the company has adopted "fresh-start" accounting which assumes that a new reporting entity has been created and assets and liabilities  should be reported at their fair values  as  of  the effective date.
Although the plan became effective on April 14, 1994, for accounting purposes the effective date of the plan is considered to be March 31, 1994, and accordingly, the company has adopted fresh-start reporting as of March 31, 1994. Adjustments were recorded as of March 31, 1994 to reflect the effects of the consummation of the plan of reorganization and to reflect the implementation of fresh-start reporting. The reorganization value of the company was determined using several factors and by reliance on various valuation methods, including discounted cash flows, price/earnings ratios and other applicable ratios. Reorganization value generally approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the entity after the restructuring. Based on information from parties in interest and from Lone Star's financial advisors, the total reorganization value of the Company is $579,411,000. The reorganization value was then allocated to the company's assets and liabilities in conformity with the Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB No. 16"), as specified by SOP 90-7. Income related to the settlement of liabilities subject to Chapter 11 proceedings is included in the accompanying consolidated statement of operations as an extraordinary gain on discharge of prepetition liabilities. The gains or losses related to the adjustments of assets and liabilities to fair value are included in reorganization items in the accompanying consolidated statement of operations (See Note 8). The reorganization value in excess of amounts allocable to identifiable assets is the portion of the reorganization value of the company which was not attributed to specific tangible or identified intangible assets of the company.

Total equity of new Lone Star under fresh start reporting is less than total equity included in the plan. This is due to the different discount rates used to value the company's liability for postretirement benefits other than pensions, in the plan and under generally accepted accounting principles.
























Note - 4

The effect of the plan of reorganization and the company's adoption of fresh-start reporting on its March 31, 1994 balance sheet are as follows:
                     Adjustments to Record
                  Effectiveness of the Plan of
                         Reorganization
                         (In Thousands)

                                     Effects    Fresh
                            Predec-  of Plan of Start   Succes-
                            essor    Reorgan-   Report  sor
                            Company  ization    ing     Company
Assets:
Current assets:
Cash including cash
  equivalents ..........  $ 220,466 $(208,319)   $  -     $12,147
Accounts and notes
  receivable, net.......     42,758   (13,047)      -      29,711
Inventories.............     50,135     5,248    (10,589)  44,794
Current assets of assets
  held for sale..........    22,991   (22,991)      -        -
Other current assets.....     5,856    12,391     (3,120)  15,127
   Total Current assets     342,206  (226,718)   (13,709) 101,779

Net assets of liquidating
   subsidiary (See Note 5)     -      208,668    (96,668) 112,000
Assets held for sale...      66,024   (66,024)      -         -
Notes receivable .......      4,965    (4,860)      -         105
Joint ventures..........     89,405   (65,571)    (6,334)  17,500

Property, plant and
  equipment............     397,638   (57,968)    (7,407) 332,263
Reorganization value in
   excess of amounts
   allocable to identifiable
   assets                     -           -       14,372   14,372
Cost in excess of net
   assets and deferred
   charges...                 9,132      -        (9,132)      -
Other assets and deferred
      charges...              3,038      -        (1,646)    1,392
Total assets               $912,408 $(212,473) $(120,524) $579,411








                     Adjustments to Record
                  Effectiveness of the Plan of
                        Reorganization
                         (In Thousands)

                                      Effects     Fresh
                            Predec-   of Plan of  Start    Succes-
                            essor     Reorgan-    Report-  sor
                            Company   ization     ing      Company
Liabilities and
Shareholders' Equity:
 Current liabilities:
 Accounts  payable.....    $16,055  $   (128)  $    -    $ 15,927
 Accrued   liabilities..    61,489     6,034     1,195     68,718
 Other current
  liabilities........        2,471       523        -       2,994
Total current liabilities   80,015     6,429     1,195     87,639

Asset proceeds notes of
  liquidating subsidiary      -      112,000       -      112,000
  (See Note 5)
Senior notes payable          -       78,000       -       78,000
Production payment            -       18,463       -       18,463
Deferred income taxes       3,506        -       1,494      5,000
Postretirement benefits
  other than pensions...  142,715        -     (17,455)   125,260
Other liabilities....      31,565         12     5,808     37,385
Pensions                      -          -      22,351     22,351
Liabilities subject to
  Chapter 11 proceedings. 620,942   (620,942)     -          -

Equity:
Predecessor Company:
  Redeemable preferred
   stock...............    37,500   (37,500)       -         -
  Non-redeemable preferred
  stock                       244      (244)       -         -
  Common stock.......      18,103   (18,103)       -         -
  Additional paid-in
   capital..........      239,874       291   (240,165)      -
  Retained earnings.     (204,327)  127,229     77,098       -
  Pension liability
   adjustment........     (21,157)      -       21,157       -
  Treasury stock, at
   cost.............      (36,572)   36,572        -         -
Successor Company:
  Common Stock......         -       12,000        -      12,000
  Warrants..........         -       15,613        -      15,613
  Additional paid-in
   capital..........         -       57,707     7,993     65,700
Total liabilities and
  shareholders' equity.  $912,408 ($212,473)($120,524)  $579,411


The following entries record the provisions of the plan and the adoption of fresh-start reporting:

Entries to record debt discharge:         Debit          Credit

Liabilities subject to Chapter 11
  proceedings                       $584,016,000
        Cash                                         $200,451,000
        Asset proceeds notes of
           liquidating subsidiary (See Note 5)        112,000,000
        Senior debt                                    78,000,000
        Common stock                                   10,200,000
        Additional paid-in-capital                     55,845,000
        Gain on discharge of
          prepetition liabilities                     127,520,000
                                    $584,016,000     $584,016,000

Entries to record exchange of stock for stock:

Preferred stock                        $ 37,744,000
Common stock (old)                       18,103,000
        Treasury stock                               $36,572,000
        Common stock (new)                             1,800,000
        Warrants to purchase common stock             15,613,000
        Additional paid-in-capital                     1,862,000
                                       $ 55,847,000  $55,847,000


Entries to record other effects of the plan of reorganization:

Inventories                            $  5,248,000
Net assets of liquidating
  subsidiary                            208,668,000
Other current assets                     12,391,000
Liabilities subject to Chapter 11
  proceedings                            36,926,000
Reorganization expenses                     291,000
        Cash and marketable securities              $  7,868,000
        Accounts receivable                           13,047,000
        Current assets of assets
          held for sale                               22,991,000
        Assets held for sale                          66,024,000
        Notes receivables                              4,860,000
        Joint ventures                                65,571,000
        Property, plant & equipment                   57,968,000
        Accrued expenses and accounts payable          5,906,000
        Other current liabilities                        523,000
        Production payment                            18,463,000
        Other liabilities                                 12,000
        Additional paid-in capital                       291,000
                                       $263,524,000 $263,524,000

Entries to record the adoption of fresh-start reporting and
to eliminate the deficit:
                                          Debit          Credit
Reorganization value in excess
  of amounts allocable to
  identifiable assets                   $14,372,000
Postretirement benefits other than
  pensions                               17,455,000
Gain on discharge of prepetition
  liabilities                           127,520,000
Additional paid-in capital              232,172,000
        Inventories                                   $10,589,000
        Other current assets                            3,120,000
        Net assets of liquidating
          subsidiary                                   96,668,000
        Joint ventures                                  6,334,000
        Property, plant & equipment                     7,407,000
        Cost in excess of net assets
          and deferred charges                          9,132,000
        Other assets and deferred charges               1,646,000
        Accrued expenses and accounts payable           1,195,000
        Pensions                                       22,351,000
        Other liabilities                               5,808,000
        Deferred income taxes                           1,494,000
        Pension liability adjustment                   21,157,000
        Accumulated deficit                           204,618,000
                                      $391,519,000   $391,519,000

The company's emergence from Chapter 11 proceedings has resulted in a new reporting entity with no retained earnings or accumulated deficit as of March 31, 1994. Accordingly, the company's consolidated financial statements for periods prior to March 31, 1994 will not be comparable to consolidated financial statements presented on or subsequent to March 31, 1994. A black line has been drawn on the accompanying consolidated balance sheets to distinguish between the pre-reorganization and post-reorganization company.


Note 5 - Rosebud Holdings, Inc. Liquidating Subsidiary

As part of its extinguishment of debt, Lone Star transferred on April 14, 1994 certain non-core assets to Rosebud Holdings, Inc., a wholly-owned liquidating subsidiary, and its subsidiaries (collectively "Rosebud"). Those assets transferred consist of the company's interest in the RMC LONESTAR, Lonestar Falcon and Hawaiian Cement partnerships, cement plants in Santa Cruz, California, and Nazareth, Pennsylvania, certain promissory notes executed by RMC LONESTAR, certain surplus real estate, the company's interest in any recovery resulting from the litigation against Northeast Cement Company and its affiliates, Lafarge Corporation, and Lafarge Canada, Inc., certain other miscellaneous litigation and insurance claims, and a $5,000,000 cash investment by the company to be used for working capital purposes. The company is under no obligation to fund additional Rosebud working capital requirements.

It was estimated in the company's plan that disposition of the non-core assets would generate, over time, gross proceeds of approximately $113,000,000 to $170,000,000. Lone Star's investment in Rosebud is included in Lone Star's March 31, 1994 fresh start balance sheet at $112,000,000, which is the present value of estimated net proceeds generated by the sale of assets and collection of insurance claims and cash generated from operations, and was determined by using the middle of the range of the proceeds contained in the plan, discounted at 14%. This amount does not include any amount for potential recovery from any litigation including the Northeast Cement Company litigation (See Note 14).

At the effective date of the plan, Rosebud issued asset proceeds notes in the aggregate principal amount of $138,118,000. The asset proceeds notes bear interest at a rate of 10% per annum payable in cash or in additional asset proceeds notes in semi-annual installments. The notes are to be repaid as Rosebud's assets are sold and proceeds, if any, are received in connection with the litigation transferred to Rosebud. All cash proceeds less a $5,000,000 cash reserve are to be deposited in a cash collateral account for distribution to the noteholders. The notes mature on July 31, 1997. These notes are guaranteed, in part, by Lone Star. In the event that, at the maturity date, the aggregate amounts of all cash payments of principal and interest on the notes is less than $88,118,000, the guarantee is payable to cover the shortfall between the actual payments and $88,118,000 dollar for dollar plus interest provided however that the amount paid pursuant to the guarantee cannot exceed $28,000,000. The asset proceeds notes are recorded on Lone Star's March 31, 1994 fresh start balance sheet at an amount equal to the investment in Rosebud of $112,000,000.


Note 6 - Production Payment

The company's production payment agreement terms were revised as of April 14, 1994. The new note, with an outstanding principal balance of $20,963,000 as of that date, bears interest at a rate of either prime or LIBOR plus 1.75% through December 31, 1995 and either prime plus .25% or LIBOR plus 2.5% beginning on January 1, 1996. The principal balance is payable semi-annually through July 31, 1998 in increasing installments.


Note 7 - Revolving Credit Line

Upon emergence from Chapter 11, the company entered into a three year $35,000,000 revolving credit agreement which is collateralized by inventory, receivables, collection proceeds and certain intangible assets. The company's borrowings under this agreement are limited to 55% of eligible inventory plus 85% of eligible receivables. The advances under the agreement bear interest at a rate of either prime plus 1.25% or LIBOR plus 3%. A fee of .50% per annum is charged on the unused portion of the line.


Note 8 - Reorganization Items

The effects of transactions occurring as a result of the Chapter 11 filings have been segregated from ordinary operations in the accompanying consolidated statements of operations. Such items for the three months ended March 31, 1994 and 1993 include the following (in thousands):


                                             For the Three Months
                                                 Ended  March 31,
                                                  1994       1993
Professional fees and administrative
    expenses............................   $  (15,431)   $ (3,751)
Interest income......................           2,035       1,143
                                              (13,396)     (2,608)
Adjustments to fair value.................   (133,917)        -
                                           $ (147,313)   $ (2,608)



Note 9 - Restructuring Program

In November 1989, the Board of Directors approved a restructuring program which included the proposed sale of certain facilities and marginal businesses, interests in certain joint ventures, an investment in preferred stock, surplus real estate, and certain other assets. The assets held for sale, including related current and other assets, were classified as assets held for sale in the accompanying consolidated December 31, 1993 balance sheet at their estimated net realizable values. As a result of the effectiveness of the company's plan of reorganization, certain assets included in the restructuring program have been transferred to Rosebud to be sold with the proceeds to be used to pay off the asset proceeds notes.

In accordance with the plan, the company will retain the Pryor, Oklahoma and Maryneal, Texas cement plants. The results from the operations which the company is retaining, but which were previously classified as assets held for sale, consist of net sales of $14,030,000 and $11,229,000 for the three months ended March 31, 1994 and 1993, respectively, and pre-tax income of $1,278,000 and $1,200,000 for the three months ended March 31, 1994 and 1993, respectively.

Note 10 - Kosmos Cement Company

Summarized financial information of Kosmos Cement Company, a  25%
owned partnership which produces and sells cement in Kentucky and
Pennsylvania, for the three months ended March 31, 1994 and  1993 is as follows (in thousands):

                                             For the Three Months
                                                 Ended  March 31,
                                                   1994      1993
Net sales...................................    $ 6,825   $ 7,451
Gross profit................................    $   159   $   143
Income (loss) before cumulative effect of
  change in accounting principle............    $   (59)  $    83
Cumulative effect of change in
     accounting   principle................     $    -    $(3,126)
Net loss...................................     $   (59)  $(3,043)


In the first quarter of 1993, the Kosmos Cement Company partnership adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". As a result, the company recognized a charge of $782,000 or $0.05 per share representing its share of the partnership's cumulative effect of the change in accounting principle.


Note 11 - Cash and Cash Equivalents

Cash equivalents include the company's marketable securities which are comprised of short-term, highly liquid investments with original maturities of three months or less. Interest paid during the first three months of 1994 and 1993 was $20,000 and $32,000, respectively. Income taxes paid during the first three months of 1994 and 1993 were $756,000 and $26,000, respectively.


Note 12 - Interest

Interest expense of $271,000 and $519,000 has been accrued for the three months ended March 31, 1994 and 1993, respectively.
Interest capitalized during the first three months of 1994 and 1993 was $38,000 and $46,000, respectively.

The filed companies stopped accruing interest on all of their unsecured debt as of the petition date. The amount not accrued for the three months ended March 31, 1994 and 1993 was $7,398,000 and $7,426,000. These amounts do not include any interest related to letters of credit which originally supported debt with principal amounts of $64,187,000 at March 31, 1994 and which contained no contractual provision for interest.

Note 13 - Environmental Matters

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and the protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties.

While it is not possible to predict with accuracy the range of future costs for the company's program of compliance with current or future environmental regulations or their expected impact on the company, the capital, operating and other costs of the program could be substantial.

In order to save on fuel costs, the company is blending and burning waste fuels at two of its cement manufacturing plants and this process involves obtaining permits and complying with applicable state and federal environmental regulations. While the company believes it is in substantial compliance with such regulations, changes in them or in their interpretation by the relevant agencies could effectively prohibit the use of, or make prohibitive the cost of using, waste fuels, thus depriving the company of the savings. In February 1994, the United States Court of Appeals for the District of Columbia Circuit (i) vacated and remanded a standard promulgated by the U.S. Environmental Protection Agency ("U.S. EPA") for ascertaining the presence of products of incomplete combustion, specifically in wet process cement kilns that burn hazardous waste fuels, ruling that the standard had been promulgated without sufficient notice, but (ii) upheld related non-specific standards as applicable to wet kilns. In April 1994, the Circuit Court denied plaintiffs' motion to reconsider its decision. Unless the Court's decision is reversed or a modification of the remanded standard is adopted by U.S. EPA, the company's Greencastle, Indiana cement plant may have to cease or curtail its use of hazardous waste fuels. The company, with other cement producers has moved for a stay of the effect of the decision pending an appeal to the U.S. Supreme Court. Meanwhile, the company is investigating modifications to operations at this plant that would enable it to continue to burn hazardous waste fuels under the surviving standards. The Court's ruling does not affect the use of hazardous waste fuels at the company's Cape Girardeau, Missouri cement plant.

Since 1991, federal and state environmental agencies have conducted inspections and instituted inquiries and administrative actions regarding waste fuel operations at both of the company's waste fuel burning facilities. In September 1993, U.S. EPA, Region 5, commenced an administrative enforcement action alleging violations of certain requirements of the federal Resource Conservation and Recovery Act, against the company regarding the use of hazardous waste fuels at the Greencastle, Indiana cement plant and seeking civil penalties totaling over $3,800,000 and certain affirmative injunctive relief. The action against the company was one of thirty such actions (against a number of entities) brought as part of an EPA Headquarters Enforcement Initiative seeking aggregate fines in excess of $19,800,000. The company has executed a Consent Agreement and Final Order with the agency, approved by the Bankruptcy Court, whereby it has paid $315,000 in civil penalties and is not subject to specific injunctive relief beyond complying with regulations. The company is also entering into a consent order, subject to Bankruptcy Court approval, with state environmental authorities relating to alleged violations of state regulations regarding the handling of waste fuels at the Greencastle plant. In March 1994, U.S. EPA instituted an administrative proceeding regarding waste fuel operations at the company's Cape Girardeau plant, seeking over $500,000 in civil penalties. The company is holding settlement negotiations with officials of U.S. EPA, Region 7.

The Bevill Amendment to the federal Resource Conservation and Recovery Act, as amended ("RCRA"), 42 U.S.C. Sec. 6901, et seq., which relates to environmental management of cement kiln dust, a by-product of cement manufacturing, is currently under review by U.S. EPA and may be substantially altered. It is impossible at this time to predict with accuracy what increased costs (or range of costs), if any, changes in the regulation of CKD disposal would impose on the company.

The company and certain of its subsidiaries have been identified as parties that may be held responsible by various federal, state and local authorities with respect to contamination at certain sites of former operations or sites where waste materials from the company or its subsidiaries, such as equipment containing polychlorinated biphenyls, were deposited, including sites placed on the National Priority List ("NPL") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (known as "CERCLA" or the "Superfund Act"). These include sites located: in Utah (seven sites, including three NPL sites discussed below); Illinois (one NPL site); Texas (three sites, including one NPL site); Missouri (one NPL site); Washington (two NPL sites); Minnesota (two sites, including one NPL site); Colorado (one NPL site); Florida (four sites, including two related NPL sites and two non-NPL sites described below); California (one non-NPL site described below); and Pennsylvania (one NPL site).

Except for the Utah NPL site described below, all of the NPL sites referred to above involve numerous potentially responsible parties ("PRP's") and factual investigation indicates that in each case the company's or subsidiary's contributions of waste were small in comparison to those of other PRP's. Except for the Utah sites, no bankruptcy claims were filed by the agencies with respect to NPL sites, none of which is owned or leased by the company or its subsidiaries. However, a number of PRP's filed bankruptcy claims with respect to various NPL sites; these claims have either been (i) allowed in full as de minimis, (ii) resolved through negotiation and allowed as general unsecured claims or
(iii) objected to in the company's Chapter 11 proceedings.

Following are descriptions of proceedings involving certain NPL and non-NPL sites mentioned above:

In July 1989, the company was advised by U.S. EPA, Region 8 that it was a PRP under CERCLA with respect to three adjoining sites in Salt Lake City, Utah on which CKD from the company's Utah cement plant had been deposited and in July 1990, the EPA and the Utah Department of Health issued a record of decision selecting a remedial action calling for removal of the CKD, over a period of time, to a location to be selected in the Salt Lake City vicinity where an industrial type landfill would be constructed. The company has reached agreement with the U.S. Department of Justice, the State of Utah and certain county authorities regarding a settlement of outstanding claims relating to CKD deposits at all Utah sites (including three non-NPL sites) pursuant to which EPA will receive a general unsecured claim in the company's bankruptcy proceedings in exchange for releases from further liability for investigation and clean-up costs and natural resource damage claims and protection against third-party claims for investigation and clean-up costs. The agreement is under review by higher level authorities in the respective governmental agencies. It is also subject to a public notice and comment period and to approval by the Bankruptcy Court.

In October 1989, the company commenced an action in United States District Court in Utah seeking contribution from the two principal owners of these Utah NPL sites, who had also been named PRP's, for their share of investigative clean-up costs. Following pre-trial litigation, settlement agreements with the landowners were negotiated and approved by the Bankruptcy Court, pursuant to which the landowners receive general unsecured claims in the company's bankruptcy proceedings and all their claims against the company are dismissed with prejudice, subject to the landowners' reaching settlements with EPA and the State, negotiation of which is underway.

The total amount of general unsecured claims allowed and reserved for and attributable to settlement and discharge in bankruptcy for these Utah NPL sites, as well as certain non-NPL sites in Utah where CKD was deposited, was $19,300,000.

In a transaction in the early 1970's, the company acquired subsidiaries that conducted woodtreating or wood-dipping operations at two sites in Florida. Contamination from chemicals at these non-NPL sites has been the subject of various proceedings by federal, state or local environmental authorities, as well as lawsuits involving private parties.

In 1992, pursuant to an Administrative Order on Consent with U.S. EPA, Region 4, entered into prior to its Chapter 11 filing, a clean up of soils and water in excavated areas at the Dania, Florida site was completed by a debtor-subsidiary of the company and approved by EPA in 1992. The subsidiary has entered into a stipulation with the State of Florida Department of Environmental Protection ("FDEP") (which filed a claim in the company's bankruptcy proceedings) committing to undertake a groundwater monitoring program and, if necessary, groundwater treatment in exchange for the State's withdrawing its bankruptcy claim. The subsidiary is currently negotiating a consent order with FDEP setting forth the monitoring and possible remediation efforts in detail. This site has been transferred to Rosebud pursuant to the plan.

In 1992, pursuant to a stipulation in Florida state court, executed prior to its Chapter 11 filing, a debtor-subsidiary of the company completed the clean-up of soils under Florida environmental regulations at a site in Dade County, Florida which it had leased for woodtreating operations in the 1960's and 1970's. The subsidiary has executed a stipulation with state and county environmental authorities regarding entry into a consent order whereby the subsidiary would commit to undertake a groundwater monitoring program and, if necessary, groundwater treatment with a specified monetary cap in return for withdrawal of bankruptcy claims.

Prior to its Chapter 11 filing, the subsidiary filed a lawsuit in federal district court in Florida against other PRP's, including past and present owners of the site, for cost recovery and contribution under CERCLA. Two of the PRP's filed counterclaims and claims against the subsidiary, an intermediate debtor-subsidiary and the company in the bankruptcy proceedings. The subsidiary has entered into a settlement agreement with the PRP's pursuant to which they will reimburse the subsidiary for a portion of its clean-up costs and dismiss their federal court and bankruptcy claims with prejudice and the subsidiary will dismiss its federal court claims against them with prejudice, while committing to do further remediation work under a consent order with the Florida environmental authorities.

In August 1992, Santa Cruz County, California environmental authorities served written notice of a criminal and civil investigation of long-term waste disposal practices at a site formerly owned by the company and now owned by a partnership in which the company holds an interest. The company entered into a stipulation, approved by the Bankruptcy Court, whereby the environmental authorities received an administrative claim in the company's bankruptcy proceedings in exchange for release of the company from all criminal and civil liabilities. Also, the company is committed to undertake closure of the investigated area. The company's interest in the partnership has been transferred to Rosebud pursuant to the plan.

The company expects the cost related to clean-up, certain monitoring, consulting and legal expenses, for operations retained by the company and for the Dade County, Florida site, should not exceed $7,900,000 which has been provided for in the accompanying consolidated financial statements.


Note 14 - Litigation

Between 1983 and 1989 a Lone Star subsidiary (among those formerly in bankruptcy) manufactured and sold approximately 500,000 concrete railroad crossties to various railroads. In 1989 and early 1990 purchasers of most of the crossties sued Lone Star and such subsidiary, alleging that the crossties were defective because of cracking, and seeking substantial compensatory and punitive damages. The suits by four purchasers, which sought damages of over $200,000,000 were consolidated for pre-trial purposes in the U.S. District Court for the District of Maryland under the Federal Courts Multi-District Rules. In addition, an administrative proceeding was brought by the Baltimore Mass Transit Authority ("MTA"), involving crossties sold to the MTA, and an MTA procurement officer found Lone Star and its subsidiary liable to the MTA for damages in an amount of approximately $10,000,000.

Lone Star determined that it would be in the best interest of the company to settle the proceedings brought by the railroads, and in late 1992 Lone Star entered into separate agreements with each of them providing for the release of their respective claims against the company and its subsidiaries relating to the crossties, and for the railroads to receive in the aggregate allowed liquidated unsecured claims in its bankruptcy proceedings of $57,200,000, for one railroad to receive a cash payment of $5,000,000 and for the payment of $4,384,000 to another railroad from an escrow fund established to hold the proceeds from the sale of property by a Lone Star subsidiary on which that railroad had obtained liens in the litigation. These agreements have been approved by the Bankruptcy Court, and the $9,384,000 cash payments have been made. The claims were treated in accordance with the provisions of the company's plan of reorganization for payment of claims of this type.

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc., alleging breach of warranties in connection with the purchase from Northeast Cement Co. by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the above proceedings and claiming a fraudulent sale of defective cement. The plenary action and the third party complaints sought compensatory damages growing out of the various crosstie actions, including the foregoing settlements and defense costs at approximately $15,750,000. The plenary action brought against the cement supplier was tried before a jury in the Maryland Federal District Court in late 1992. The jury found that Lone Star had proven its claims of fraud, breach of certain warranties and negligence, but Lone Star's recovery was limited to $1,213,000 for direct lost profits due to limitations on the awarding of damages in the trial judge's instructions to the jury. Lone Star believed that these instructions were in error and filed a motion for a new trial on damages based on the judge's refusal to permit the jury to even consider certain damages. The cement supplier also moved for judgment as a matter of law and for a new trial. Following a hearing on March 5, 1993 the judge denied these motions. Lone Star consequently appealed to the Federal Circuit Court of Appeals for the Fourth Circuit for a new trial on the issue of damages. Lafarge also filed an appeal. On April 7, 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages. A request by Lafarge for a rehearing of that decision by the Fourth Circuit Court of Appeals en banc was denied. The rights to any recovery of damages in this action have been assigned to Rosebud pursuant to the plan.

The primary insurance carrier insuring the company has asserted that Lone Star has only limited insurance coverage for the various crosstie claims and, while agreeing that certain defense costs are covered by insurance, did not agree to Lone Star's position as to the amount of defense costs covered. Consequently, in 1989 Lone Star began an action in the Superior Court of the State of Delaware against the insurance companies (both primary and excess carriers) which insured it during the 1983 to 1989 period, seeking a declaratory judgment as to their duty under the applicable policies to indemnify Lone Star for all damages incurred by it in the various crosstie proceedings which includes the settlements of $66,584,000 and as to the duty of the primary insurance carrier to pay the costs of defending those proceedings. The Superior Court made a preliminary ruling that the primary insurance carrier has a duty to pay certain of the costs of the company's defense in the crosstie proceedings. With the approval of the Bankruptcy Court, Lone Star settled its claims against the primary insurance carrier for defense costs for a payment to Lone Star of $12,700,000 in cash; potential future cash payments of $2,033,000; and setoffs to the carrier's claim in the bankruptcy of approximately $4,778,000.

Lone Star, with the approval of the Bankruptcy Court, settled its indemnity action against the primary insurance carrier in March 1994 for $6,500,000 as a set-off to a claim in the bankruptcy of that carrier. Lone Star and certain of the remaining insurance carriers have been negotiating a settlement of the indemnity action. Pre-trial preparation in the action has been stayed by agreement of the parties during these negotiations. The rights to any additional recoveries from insurance carriers has been assigned to Rosebud pursuant to the plan. Rosebud anticipates continuing the indemnity action against any insurance carrier as to which no settlement is reached.

A settlement has been reached in the consolidated shareholders' class action lawsuits brought against the company and certain of its past and present officers and directors. The settlement involves the actions entitled Cohn v. Lone Star Industries, Inc., et al. filed in November 1989 on behalf of persons who purchased Lone Star common stock between February 8, 1988 and November 16, 1989 and the action entitled Garbarino, et ano. v. Stewart, et al. filed in December 1990 on behalf of persons who purchased Lone Star common stock between November 16, 1989 and December 9, 1990. The settlements were adopted and approved by an order and final judgment of a magistrate judge and the order and judgment was in turn approved and adopted by an order of the U.S. District Court for the District of Connecticut on January 20, 1994.

The terms of the settlement agreement, which was entered into by Mr. James E. Stewart, the former Chairman and Chief Executive Officer of Lone Star, includes the dismissal of the claims against Mr. Stewart and the officers and directors of Lone Star and the agreement of Lone Star's directors and officers liability insurers to pay $40,000,000 to establish settlement funds on behalf of the plaintiff classes. In order to participate in these settlement funds, eligible plaintiffs must submit a proof of claim by July 29, 1994. Distribution from these settlement funds is to take place on or about October 29, 1994. Lone Star has been dismissed without prejudice from the Cohn action, the only action in which it was named as a defendant by the plaintiffs. The settlement does not constitute an admission by Lone Star, or any of its past and present officers, directors and employees of any liability or wrongdoing on their part. In connection with the company's bankruptcy proceedings, in order to resolve the matter and without admitting any liability, a claim in the aggregate of $2,500,000 was paid to the plaintiff classes by the company. The proceeds for the claim have been added to the settlement funds for distribution in October 1994.